Exhibit (d)(3)

SUPPLEMENTAL INDENTURE

This Supplemental Indenture (this “Supplemental Indenture”) is dated as of January 24, 2014 between ViroPharma Incorporated, a Delaware corporation (the “Issuer”), and Wilmington Trust Company, a Delaware trust company, as Trustee under the Indenture defined below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer and the Trustee are parties to that certain Indenture, dated as of March 19, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 26, 2007 (the “First Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture, the “Indenture”), pursuant to which the Issuer issued its 2.00% Convertible Senior Notes due 2017 (the “Notes”);

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of November 11, 2013 (the “Merger Agreement”), among the Issuer, Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“SPHIL”), Venus Newco, Inc., a Delaware corporation (“Merger Sub”), and, solely for the limited purposes set forth therein, Shire plc, a company incorporated in Jersey, Channel Islands (“Shire”), Merger Sub commenced a tender offer (the “Offer”) for all of the outstanding shares of common stock, par value $0.002 per share, of the Issuer (“Common Stock”) for $50.00 per share, net to the seller in cash, without interest, and the tendered shares of Common Stock were accepted for payment by Merger Sub on January 24, 2014;

WHEREAS, following the acceptance of the Offer, and pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation;

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, each share of Common Stock not purchased pursuant to the Offer and outstanding at the effective time of the Merger was converted into the right to receive $50.00 in cash;

WHEREAS, in connection with the foregoing, Section 12.10 of the First Supplemental Indenture provides that the Issuer and the Trustee shall execute a supplemental indenture providing that the Notes shall become convertible into the amount of cash that holders of Notes would have been entitled to receive upon the consummation of the Merger had each $1,000 principal amount of the Notes been converted into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Indenture) immediately prior to the Merger;

WHEREAS, the Issuer desires that the Trustee join with it in the execution and delivery of this Supplemental Indenture, and in accordance with Section 8.01 and Section 12.10(a) of the First Supplemental Indenture and Section 14.3 and Section 16.1 of the Base Indenture, has delivered an Officers’ Certificate and Company Request, an Opinion of Counsel and a certified copy of the resolutions of the Board of Directors of the

Company to the Trustee responsive to and in compliance with the matters stated therein; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed by the Issuer.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Issuer and the Trustee agree as follows for the equal and ratable benefit of each other and the Holders of the Notes:

ARTICLE 1
Definitions

Section 1.01.   General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2
Agreements of Parties

Section 2.01.   Daily VWAP. The definition of “Daily VWAP” in the Indenture is hereby amended and restated in its entirety as follows:

“Daily VWAP” or “Daily VWAP of the Common Stock” means, for each of the 25 consecutive VWAP Trading Days during the Observation Period, $50.00.

Section 2.02.   Last Reported Sale Price. The definition of “Last Reported Sale Price” in the Indenture is hereby amended and restated in its entirety as follows:

“Last Reported Sale Price” or “Last Reported Sale Price of the Common Stock” means $50.00.

Section 2.03.   Conversion of Notes. In accordance with Section 12.10 of the Indenture, from and after the date of this Supplemental Indenture, subject to any increase in the Conversion Rate pursuant to, and in accordance with, Section 12.01(f) of the First Supplemental Indenture, each $1,000 principal amount of Notes shall be convertible solely into an amount equal to $50.00 in cash multiplied by the Conversion Rate (the “Reference Property”), which is the amount of cash that Holders would have been entitled to receive upon the consummation of the Merger had each $1,000 principal amount of the Notes been converted into a number of shares of Common Stock equal to the Conversion Rate immediately prior to the Merger. Accordingly, each $1,000 principal amount of Notes shall hereafter be convertible, in lieu of being convertible into shares of Common Stock (or, if the Issuer has made the Net Share Settlement Election, cash and shares of Common Stock, if any), into solely an amount of cash equal to the Reference Property. The other provisions for settlement upon conversion set forth in Section 12.02 and the conditions specified in Section 12.01 of the First Supplemental Indenture shall continue to apply mutatis mutandis to the Holders’ right to convert the Notes into the Reference Property, and any reference in the First Supplemental Indenture to Holders’ right to convert the Notes into shares of Common Stock (or, if the Issuer has made the Net Share Settlement Election, cash and shares of Common Stock, if any) shall be deemed to be a reference to Holders’ right to convert the Notes into the Reference Property as set forth in this Supplemental Indenture.

ARTICLE 3
Miscellaneous Provisions

Section 3.01.   Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Issuer and the Trustee and as of the date hereof. Upon such effectiveness, the First Supplemental Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the First Supplemental Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The First Supplemental Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02.   Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03.   Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

Section 3.04.   Separability Clause. In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.05.   Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State.

Section 3.06.   Counterpart Originals. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

VIROPHARMA INCORPORATED
By:	/s/ Ellen Rosenberg
Name: Ellen Rosenberg
Title: Secretary

WILMINGTON TRUST COMPANY, as Trustee
By:	/s/ Michael G. Oller, Jr.
Name: Michael G. Oller, Jr.
Title: Assistant Vice President

[Signature page to Supplemental Indenture]